UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

BLOW & DRIVE INTERLOCK CORPORATION
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

095207 106
(CUSIP Number)

805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia +603 7783 1636
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	095207 106
1. Names of Reporting Persons.
Dai SONG

2. Check the Appropriate Box if a Member of a Group
(a) [ ]
(b) [ ]

3. SEC Use Only
4. Source of Funds: PF

	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6. Citizenship or Place of Organization: Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power;
110,617,521

8. Shared Voting Power
0

9. Sole Dispositive Power
110,617,521

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 110,617,521

	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13. Percent of Class Represented by Amount in Row (11): 84.83%

14. Type of Reporting Person: IN

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of Blow & Drive Interlock Corporation, a Delaware corporation (the “Company”). The principal executive office of the Company is located at 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Dai SONG (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is 805, 8th Floor, Menara Mutiara Majestic, Jalan Othman, Petaling Jaya 46000, Selangor, Malaysia.

(c) Mr. Song’s principal occupation is Chief Executive Officer, Chief Financial Officer, Secretary and Director of the Company.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Song is a citizen of Malaysia.

Item 3. Source and Amount of Funds or Other Consideration

On October 2, 2020, Blow & Drive Interlock Corporation, a Delaware corporation (“we,” “BJCD” or the “Company”), The Doheny Group, LLC, an entity controlled by our sole officer and director, entered into that certain Stock Purchase Agreement (the “SPA”), pursuant to which The Doheny Group, LLC agreed to sell to Dai SONG 110,617,521 shares of common stock of the Company, par value $0.0001 (the “Shares”), representing approximately 84.83% of the issued and outstanding common stock of the Company, and 1,000,000 shares of our Series A Preferred Stock, representing all of our issued and outstanding Series A Preferred Stock, for aggregate consideration of Five Hundred Thousand Dollars ($500,000) in accordance with the terms and conditions of the SPA. The acquisition of the Shares consummated on October 23, 2020, and the Shares were purchased by Dai SONG with his personal funds. As a result of the acquisition, Mr. SONG holds a controlling interest in the Company and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders.

The Reporting Person used personal funds to acquire the foregoing shares of common stock of the Company.

Item 4. Purpose of Transaction

The acquisition by the Reporting Person of the Shares (as hereinafter defined) as described herein was effected because of the belief that the Shares represent an attractive investment. Depending on prevailing market, economic and other conditions, the Reporting Person may from time to time acquire additional Shares or engage in discussions with the Company concerning future acquisitions of shares of its capital stock. Such acquisitions may be made by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of the Company’s capital stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of his investment in the Company.

As an executive officer, director and significant stockholder in the Company, Mr. Song may vote his shares or otherwise cause the Company to enter into acquisitions and strategic partnerships to expand the business of the Company. These acquisitions or strategic partnerships may be funded through the issuance of additional securities of the Company, working capital or a combination of both.

Mr. Song is in discussions regarding one or more potential acquisitions of operating companies that may be affiliated with Mr. Song. Material changes to the Company’s charter and or bylaws may occur upon a consummation of such acquisition transaction, which changes may make it more difficult to effectuate a change in control.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The percentages used herein are calculated based upon 130,397,289 shares of the Common Stock outstanding as of October 23, 2020.

(b) The Reporting Person is the direct owner of 110,617,521 shares of Common Stock, par value $0.0001 (the “Shares”) representing approximately 84.83% of the outstanding shares of Common Stock. Mr. Song has the sole power to vote or to direct the vote and to dispose or direct the disposition of the Shares.

(c) The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d) Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosures set forth in Item 4 hereinabove is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2020

/s/ Dai SONG
Dai SONG